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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a series of quotations relating to the Merger. This series of quotations is posted on HP's internal web site and HP's external web site, www.VotetheHPway.com.


WHAT OTHERS HAVE TO SAY ON THE HP/COMPAQ MERGER*

Momentum
Strategic Rationale
The New HP
The Opposition
Risks of Standing Still
Value to Customers, Partners & Vendors

MOMENTUM

o Alliance Capital Management Holding L.P. "If the vote were tomorrow, we'd vote in favor of it," Vice Chairman Lewis Sanders. He views the merger as the best chance for H-P and Compaq to survive consolidation among makers of PCs, servers and storage systems. The [new HP] "has a greater possibility of accomplishing this goal than either company alone." ("Fund Manager Alliance Capital Endorses H-P Proposal to Buy Compaq," Dow Jones Business News, Jan. 21, 2002)

o "`A few weeks ago, you would have thought the merger was going to be called off,' said Charles Mayer, whose Invesco Funds Group owns Hewlett-Packard shares and manages $30 billion. `It seems the odds are back in favor that maybe it will get done.'" ("Hewlett-Packard's Fiorina Claims Momentum in Acquisition Fight," Cesca Antonelli, Bloomberg, Feb. 13, 2002)

o "`We think the deal is going to go through', said Bruce Raabe, chief investment officer at Collins & Co., which favors the transaction and has $500 million under management. `She has persuaded enough shareholders.'" ("Hewlett-Packard's Fiorina Claims Momentum in Acquisition Fight," Cesca Antonelli, Bloomberg, Feb. 13, 2002)

o "`We supported the merger coming in today, and now we are further convinced,' said one hedgefund manager and Compaq shareholder. `I think the sentiment about this deal is shifting. Alliance Capital is supporting the deal and the sell-side analysts seem to be much less negative.' The resistance from Walter Hewlett and David Packard

----------------------------
* Permission to use quotations for inclusion in this document was neither sought nor obtained.

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     should be discredited because they don't have the analytical framework to understand the merger, the hedgefund manager said. `The fact is that the PC industry is maturing and (Walter) Hewlett and (David) Packard are hanging on to the collegial vision and romantic attachment to the old HP,' he said. `That is nice, but the tide has shifted.'" ("Capellas: HP deal is a `winning hand'", Larry Dignan, CNET News.com, Jan. 25, 2002)

o "What changed? HP has provided investors with a clearer picture of how the companies would fit together. And HP's Feb. 4 news that it would beat its quarterly earnings estimates has increased investor confidence in Fiorina. Then there are Fiorina's powers of persuasion. `Each time I've heard her, I've heard a stronger and better argument,' says Ray Hirsch, an analyst with American Express Financial. What's more, Fiorina is winning support from those who fear the uncertainty if she loses and steps down. Says Kevin Rendino, a portfolio manager with Merrill Lynch: `Sometimes the devil you know is better than the devil you don't know.'" ("Carly Fiorina: Catching the Big Mo," Peter Burrows, BusinessWeek, Feb. 18, 2002)

o "The six top H-P shareholders control nearly 16 percent of the company - almost as much as the 18 percent controlled by the Hewlett and Packard family members who oppose the deal. `The institutions that still own the stock think the deal will go through, and that it makes sense,' said Bill DeRosa, fund manager with Badgley Phelps and Bell Inc. in Seattle, with $1.5 billion under advisement. `What was once a 70-30 chance of getting it done is now a 50-50 chance.' DeRosa, who has voiced opposition to the deal and does not currently own H-P shares, says he agrees with statements by CEO Carly Fiorina that H-P is turning the tide in its merger battle with dissident board member Walter Hewlett." ("H-P's top holders stick with shares," Mike Tarsala, CBS.MarketWatch.com, Feb. 15, 2002)

STRATEGIC RATIONALE

o "Hewlett-Packard and Compaq are about as perfectly complementary as it gets in technology, starting with the CEOs. Fiorina sees the big picture; Compaq's Michael Capellas is a crack operations type. They get along. HP dominates printing and digital imaging. Compaq, using Dell-inspired quick inventory turns, still manages to eke out a profit in PCs. Thanks to Capellas' masterful fix of its Tandem acquisition, Compaq has become a force in supercomputing, a category revitalized by Sept. 11. (Think defense and security.)

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     Compaq is also sneakily strong in storage, another sweet spot. Marry HP and
     Compaq, and you have a potential T. rex in the food chain of computer imaging, printing, security and storage." ("Vote Carly," Rich Karlgaard, Forbes.com, Jan. 28, 2002)

o In response to the comment "Gateway has got some problems today, in particular," Rob Callander of Caldwell Asset Management said: "Yes, and that just proves that this industry needs to consolidate. I think Walter Hewlett worked three summers for Hewlett-Packard back in the `50s. The Compaq and Hewlett people have analyzed every business and every product line. So it's a very hard forecast of the $2.5 billion savings they're talking about. I mean, I think it should go through. ... And this will be a very, very powerful strong company." (CNNfn, The Money Gang, Jan. 25, 2002)

o "We regard today's announcement by Hewlett-Packard and Compaq as indicative of both the short- and long-term trends in the global IT supplier marketplace. Today's announcement marks a formal recognition that the individual pieces of a technology solution are not enough, be that for a consumer or an entire enterprise." ("Hewlett-Packard and Compaq Look to the Future," Analysts: Crawford Del Prete, Michael Melenovsky, and Lee Doyle, IDC, Sept. 2001)

o In a detailed 41-page assessment sent to its corporate clients, [IDC] acknowledged the risks of the deal, but stated, "I.D.C. believes that H.P. and Compaq may very well be better off together than apart." "H.P. and Compaq are making their strategic move for the next wave -- and they are making their move right now." ("Technology Briefing Software: Endorsement For Hewlett Deal," Steve Lohr, The New York Times, Jan. 29, 2002,)

o "HP and Compaq -- Inevitable and Necessary" ("Hewlett-Packard and Compaq Look to the Future," Crawford Del Prete, Michael Melenovsky, Lee Doyle, IDC, Sept. 2001)

o "Despite Wall Street talk of synergies and cost savings, the Compaq-HP merger is about something bigger: survival in a consolidating industry. By acting now, these firms guarantee that they'll still be here to compete in the post-PC world of services." ("The Compaq-HP Merger: It's About Survival," Forrester Research, Carl D. Howe with Charles Rutstein, Charles Homs, Heather Liddell, Sept. 4, 2001)

o Crawford Del Prete, senior vice president, IDC. "I give Carly a lot of credit for making what I think are gutsy moves. The market doesn't like

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     them, but (investors) have a hard time seeing the forest for the trees," he said. "From a long-term standpoint, she is cluing into key trends in the hardware business: It's not about feeds and speeds, it's about being able to pull together disparate functions, technologies, services and software to create a solution for a customer." ("The HP fray/Analysts say Fiorina's success tied to merger," Carolyn Said, The San Francisco Chronicle, Nov. 7,
     2001)

o "I think (HP's) approach makes sense," said Andrew Neff, an analyst with Bear Stearns. "This is not about Carly, but about building a company." ("HP tries to depersonalize the debate," Benjamin Pimentel, The San Francisco Chronicle, Jan. 23, 2002)

o According to John Jones, an analyst at Salomon Smith Barney. "A lot of what (Fiorina) is doing, in my view, should have been done 10 years ago." "When Lou Gerstner came to IBM in 1993, the analyst community and the media tore him apart. History has validated him, with the stock up 10 times where it was." ("Vision Series", CNET News.com, http://news.com.com/html/ne/vs/2022-1120-808672.html, Jan. 17, 2002)

o "Fiorina is doing what others are afraid of: securing a competitive future that lowers costs for customers." ("HP's Bold Gambit: Good News for Customers," by Pimm Fox, West Coast bureau chief, Computerworld, Sept. 17,
     2001)

o "Instead, in a gutsy, complex, time-consuming, hazard-prone feat, Fiorina has set in motion an event that acknowledges the sea change in IT. Customers demand better value from vendors for hardware, software and services. They seek vendors that speak with one voice and have the longevity to see IT projects completed." ("HP's Bold Gambit: Good News for Customers," Pimm Fox, West Coast bureau chief, Computerworld, Sept. 17,
     2001)

THE NEW HP

o "The result? The new HP lives to fight on in the era of services and non-PC platforms instead of being stuck fighting for the title of lowest-cost PC maker." ("The Compaq-HP Merger: It's About Survival," Carl D. Howe with Charles Rutstein, Charles Homs, Heather Liddell, Forrester Research, Sept. 4, 2001)

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o    "With a combined 65,000 services professionals, the new HP will be in a unique position to retain, satisfy, and upsell these customers -- something it couldn't do without the merger." ("The Compaq-HP Merger: It's About Survival," Carl D. Howe with Charles Rutstein, Charles Homs, Heather Liddell, Forrester Research, Sept. 4, 2001)

o    "Look at the new HP a year from now for infrastructure outsourcing
     deals....By the time the dust settles on this merger, the new HP will have the staff and skills to handle desktop and multivendor networking jobs that IBM Global Services and EDS won't touch." ("The Compaq-HP Merger: It's About Survival," Carl D. Howe with Charles Rutstein, Charles Homs, Heather Liddell, Forrester Research, Sept. 4, 2001)

o "While there are numerous naysayers, Aberdeen sees a significant upside potential for synergy in many areas of the HP/Compaq business that should not be ignored. ... Make no mistake, the combination of HP and Compaq could indeed create an industry powerhouse." ("HP's Acquisition of Compaq: Beyond the Naysayers, the Promise and the Opportunity," Peter Kastner, Chief Research Officer at Aberdeen, Business Wire, Sept. 24, 2001)

o "With the Compaq deal, HP picks up two high-growth product lines -- the iPAQ pocket PC, and Compaq's no-nonsense storage business -- and a gold-plated, nonstop platform business. In five years, these technologies will be more profitable than servers and desktop PCs." ("The Compaq-HP
     Merger: It's About Survival," Carl D. Howe with Charles Rutstein, Charles Homs, Heather Liddell, Forrester Research, Sept. 4, 2001)

o "The deal will make both HP and Compaq better suppliers, as well as stronger industry competitors, partners and leaders." ("Should users be intrigued by Hew-paq?," Peter Burris, industry analyst/Meta Group research fellow, ZDNet, Sept. 6, 2001)

o Steve Duplessie, an analyst with Enterprise Storage Group Inc., said "You're talking a large-scale storage company all of a sudden that begins to rival EMC. From a technology perspective it's great." ("HP-Compaq would muddy storage waters," Evan Koblentz, eWEEK, Sept. 7, 2001)

o "If the merger were to go through quickly, I think HP and Compaq could block Dell from ever penetrating the glass house [enterprise data centers]," said Brooks L. Gray, senior analyst of Technology Business

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     Research. ("PC Pair Goes for Broke," Todd Spangler, Interactive Week from
     ZDWire, Sept. 13, 2001)

o Compaq and HP "immediately jump into the top league of vendors that provide corporate-level Linux," said Rob Enderle, a Giga Information Group research fellow. "HP will have better positioning against Sun [Microsystems] to say it's the company of the future. It has Linux." ("Linux Emerges as Best OS Play for HP-Compaq," Charles Babcock, Interactive Week from ZDWire, Sept. 13, 2001)

o "This is going to help merchants of either brand because, instead of two weak competitors, you'll have one very strong one," said Brett Miller, a consumer-electronics analyst for A.G. Edwards and Sons Inc. "The result will be better offers on products and better support. Certainly, the merger makes sense from a product standpoint." ("Best Advice is Not to Fret a Compaq-HP Merger," David Sheets, St. Louis Post-Dispatch, Jan. 30, 2002)

o "This is a challenge of a different nature," says David B. Yoffie, a Harvard Business School professor and strategy expert. "Another $80 billion player in the market says this company is likely to be around. That neutralizes to some degree the historic advantage of IBM." ("The New Computer Landscape: As Mergers, Downturn Continue, Technology Companies Assess Their Strategies for Survival," Gary McWilliams, William Bulkeley, Lee Gomes, Pui-Wing Tam, Terho Uimomen, Rob Guth and Jerry Guidera, The Wall Street Journal, Sept. 6, 2001)

THE OPPOSITION

o "The ongoing efforts by Walter Hewlett to undermine the transaction seem to be losing momentum," he said. "He's sounding tactically defensive." (Scott Keller, president of DealAnalytics.com in New York)("Compaq,
     Hewlett-Packard Merger Looks Possible Again," The Dallas Morning News, Feb. 1, 2002)

o Hewlett "is saying we can do better," said George Elling, analyst at Deutsche Banc Alex. Brown. "But he's not running the company. In the real world, HP and Compaq have put a deal on the table. I'm more comfortable with that." ("HP seeks a plan from Hewlett heir," Michelle Quinn, San Jose Mercury News, Jan. 20, 2002)

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o    "While the positions of the families are interesting, they may be motivated by their own personal or foundation-specific reasons," said Richard C. Ferlauto, an Institutional Shareholder Services vice president. ("Hewlett and Compaq Woo Big Investors for Merger," Chris Gaither, The New York
     Times, Dec. 10, 2001)

o "Mr. Hewlett is a man without a plan. Nonrelatives of Walter would be living la vida loca to vote against the only idea on the table." ("A `Yes' for Noseholding Shareholders," Holman W. Jenkins, Jr., member of The Wall Street Journal editorial board, The Wall Street Journal, Feb. 6, 2002)

o "Though his fears are cogent, Mr. Hewlett is finding that his writ runs only so far with the media and investors if he isn't prepared to take over the job of running the firm according to his own roadmap." ("A `Yes' for Noseholding Shareholders," Holman W. Jenkins, Jr., member of The Wall Street Journal editorial board, The Wall Street Journal, Feb. 6, 2002)

o The pinion of the controversy was stated clearly enough by Richard Schlosberg III, head of the Packard Foundation, which has also opposed the merger: "Our particular risk profile may not be the same as other shareholders." ("A `Yes' for Noseholding Shareholders," Holman W. Jenkins, Jr., The Wall Street Journal editorial board, The Wall Street Journal, Feb. 6, 2002)

o BusinessWeek Editor-in-Chief Stephen B. Shepard spoke with GE CEO and Chairman Immelt on Jan. 15, 2002. Excerpts from conversation:

     Q: Jack Welch said that Walter Hewlett's opposition to the Compaq/Hewlett-Packard merger was "a sin." What are your thoughts on Walter's standoff with the Hewlett-Packard board?

     A: I am firmly on [HP CEO Carleton S. Fiorina's] side with respect to her right to do it, the process she used to do it, and the fact that a board can't work that way. There's a time and a place for a board to make a decision and to make its feelings known. To break ranks and to come out and question publicly is wrong. ("A Talk with Jeff Immelt," BusinessWeek, Jan. 28, 2002)

o David Dreman of Dreman Value Advisors in Jersey City, N.J., which owns several million shares of H-P, calls the concept of an only-printers company "far too risky and far too drastic." While H-P previously has said that its deal with Compaq could result in layoffs of about 15,000 employees, even more layoffs would be required if H-P jettisoned its other businesses to turn itself into solely a printer company, Mr. Dreman

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     says. "This goes against what the company is about," he says. ("A Bold, Old
     Plan for H-P: Become Printer Company," Pui-Wing Tam, The Wall Street Journal, Dec. 19, 2001)

THE RISKS OF STANDING STILL

o "It all comes down to a question of temperament and taste: Do you like your risk served hot or cold? Both foundations would be the horror of any decent financial planner, since their assets are heavily concentrated in H-P stock. But the computer industry is changing. Are companies going to get ahead of change and possibly make fools of themselves? Or hold back and blame circumstances for any bad outcome? That latter option is more tempting for a highly visible foundation head than an invisible shareholder who knows nobody is going to come hunting his scalp if the merger turns out badly." ("A `Yes' for Noseholding Shareholders," Holman W. Jenkins, Jr., member of The Wall Street Journal editorial board, The Wall Street Journal, Feb. 6, 2002)

o "And without a means to get bigger quickly, H-P's alternative would be to get smaller, leaning more heavily on its successful printer business (whose profits actually come largely from ink refills). That might seem safer in the short run but would likely prove riskier in the long run." ("A `Yes' for Noseholding Shareholders," The Wall Street Journal, Holman W. Jenkins, Jr., member of The Wall Street Journal editorial board, The Wall Street Journal, Feb. 6, 2002)

VALUE TO CUSTOMERS, PARTNERS & VENDORS

o Niraj Patel, chief information officer of General Motors Corp.'s GMAC Commercial Mortgage unit. Mr. Patel says he likes the deal because he is "looking forward to working with just one vendor" ..."if we had just one company to deal with, there would be a more integrated management platform, a higher rate of customer service, and more integrated and better products," he says. ("H-P, Compaq Struggle to Win Support From Corporate Technology Buyers," Pui-Wing Tam and Molly Williams, The Wall Street Journal, Dec. 20, 2001)

o Timothy Daley, director of application services at TRW Inc. "The strengths of the two companies are complementary, so there will be a full breadth of products that are strong, not weak." ("H-P, Compaq Struggle to Win Support From Corporate Technology Buyers," Pui-Wing Tam, Molly Williams, The Wall Street Journal, Dec. 20, 2001)

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o    "For us, the most exciting part is the post-merger benefits HP and Compaq bring to the market," said Terry Cain, VP of enterprise server solutions at Avnet Enterprise Solutions, a Tempe, Ariz.-based solution provider working with both vendors. "I'll go on record and [say I] hope the merger goes through." ("HP-Compaq Seal Of Approval -- Server, storage partners welcome merger," Joseph F. Kovar, Computer Reseller News, Dec. 10, 2001)

o "We're supportive of the merger because it is important to have one credible competitor for (rival PC maker) Dell," Mr. Stemberg said in an interview (Tom Stemberg, chairman of Staples) ("Staples backs computer groups' merger," Andrew Edgecliffe-Johnson, Financial Times, Jan. 28, 2002)

o Rich Baldwin, president and CEO of Nth Generation Computing, a San Diego Compaq solution provider, said "This [merger] has got to have EMC scared stiff." ("HP-Compaq Seal Of Approval -- Server, storage partners welcome merger," Joseph F. Kovar, Computer Reseller News, Dec. 10, 2001)

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.

                                    * * * * *